NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION
REPORTS
FIRST FISCAL QUARTER RESULTS

Lagrangeville, New York***August 10, 2006***Command Security Corporation (OTCBB: CMMD.OB) announced today its results for the first fiscal quarter ended June 30, 2006.

Revenues for the three months ended June 30, 2006 increased $1,397,257, or 6.7%, to $22,305,894, compared with revenues of $20,908,637 in the same period of the prior year. The increase in revenues for the three month period was primarily due to aviation services contracts with groups of airlines at new airport locations in Pittsburgh, Pennsylvania and Oakland, California; and a short-term contract to provide security services to a national insurance company at multiple domestic locations.

Operating income for the three months ended June 30, 2006 was $231,599, compared with $306,646 in the same period of the prior year. Operating income for the three months ended June 30, 2006 includes higher professional fees of approximately $540,000 related primarily to the Company entering into a consulting agreement with Giuliani Security & Safety, a leading security consulting firm.

Net income applicable to common stockholders for the three months ended June 30, 2006 was $204,325, compared with $250,182 in the same period of the prior year.

Net income per common share for the three months ended June 30, 2006 was $.02 basic and diluted compared with $.03 basic and diluted in the same period of the prior year.

Barry Regenstein, President, commented “We are excited about new business opportunities recently announced including the acquisition and integration of the security services business of the former Sterling Protective Group, Inc. in Florida and expansion of our aviation services operations at new and existing locations in California. We are focused on accelerating the combination of organic growth and acquisitions while being ever cognizant of both our service delivery performance and return on investment.”

Command Security Corporation provides aviation and security services through company-owned offices in California, Connecticut, Delaware, Florida, Illinois, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon and Pennsylvania.

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2006, and such other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended June 30,
	2006		2005
Revenues		$22,305,894		$20,908,637
Operating income		231,599		306,646
Net income		$204,325		$250,182
Net income per common share Basic Diluted	$ $	0.02 0.02	$ $	0.03 0.03
Weighted average number of common shares outstanding Basic Diluted		10,137,970 10,559,684		7,779,878 8,691,274

Balance Sheet Highlights	June 30, 2006	March 31, 2006
	(Unaudited)	(Audited)

Cash	$22,249	$32,243
Accounts receivable	14,292,403	13,804,100
Total current assets	17,041,441	16,848,929
Total assets	19,220,006	18,113,299
Total current liabilities	10,794,131	10,011,184
Short-term debt	3,634,898	3,436,354
Long-term debt	133,989	27,957
Stockholders’ equity	7,840,641	7,624,697
Total liabilities and stockholders’ equity	$19,220,006	$18,113,299